August 14, 2014
VIA EDGAR
Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
 Washington, D.C. 20549

Re:	Take-Two Interactive Software, Inc.
Form 10-K for Fiscal Year Ended March 31, 2014
Filed May 14, 2014
File No. 001-34003
Dear Mr. Gilmore:

We are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to Take-Two Interactive Software, Inc.’s (the Company”) Form 10-K for the fiscal year ended March 31, 2014, filed May 14, 2014 (the “Form 10-K”), as contained in the letter, dated August 5, 2014 (the “Comment Letter”).
We have set forth each of the Staff’s comments below with the Company’s corresponding response and have numbered the items to correspond to the Comment Letter.

Form 10-K for the Fiscal Year Ended March 31, 2014
Notes to the Consolidated Financial Statements
Note 1. Basis of Presentation and Summary of Significant Accounting Policies
Concentration of Credit Risk and Accounts Receivable, page 75
1.	We note your disclosure that “customers that individually accounted for more than 10% of [y]our gross accounts receivable balance comprised 59.8% and 30.5%” of accounts receivable as of

March 31, 2014 and 2013, respectively. Please tell us what consideration was given to separately disclosing the amount of accounts receivable related to each individually significant customer. Refer to ASC 275-10-50-18(a).

Response:

In preparing our disclosure of concentration of credit risk regarding our largest accounts receivable balances we considered the disclosure requirements of ASC 275-10-50-18 (a) and disclosed the following factors in our Form 10-K for the fiscal year ended March 31, 2014:

•	That our five largest customers accounted for 68.3% and 57.2% of our gross accounts receivable as of March 31, 2014 and 2013, respectively
•	That customers which individually accounted for more than 10% of our gross accounts receivable balance comprised 59.8% and 30.5% of such balances at March 31, 2014 and 2013, respectively.
•
We perform ongoing credit evaluations, maintain trade credit insurance on a majority of our customers and based on our past collection experience, we believe that the receivable balances from these largest customers did not represent a significant credit risk.

We believe that due to the nature of our business there is a high volume of business among our top five customers with our remaining business spread among many small customers that would individually not have a significant impact in the event of a partial or total loss of the customer.  Accordingly, based on the nature of our business and the disclosures made as noted above, we believe we have complied with ASC 275-10-50-18 (a).  However in view of your question and to further enhance our disclosure, we have separately disclosed the percentage of all individual customer balances that are greater than 10% of gross accounts receivable in our June 30, 2014 filing of Form 10-Q filed on August 6, 2014 and will continue to do so in our future filings.

Revenue Recognition, page 78
2.
We note your disclosure indicating that “when software products provide online functionality that has a more-than-inconsequential separate service deliverable, [you] recognize the software-related revenues and the related cost of sales ratably over the estimated service period of the title.” Please tell us what titles you consider to have a more-than-inconsequential online functionality and tell us the estimated service periods over which you recognize revenues related to each title. In this regard, we note in your most recent earnings call on May 13, 2014 that more than 70% of those who played Grand Theft Auto V while connected to the Internet played Grand Theft Auto online and that online play by fans of your basketball franchise grew significantly with the release of NBA 2K14.

Response:

During the fiscal year ended March 31, 2014, the Company had three products that provided online functionality related to in-game purchases of virtual goods that we deemed to be more than an inconsequential separate service deliverable.  The three products were GTA Online, NBA 2K14 and NBA 2K13.

Except for online functionality related to in-game purchases of virtual goods,  game play functionality is hosted by Sony’s or Microsoft’s existing online environments and not the Company. We do not provide, nor are we required to provide, on-going support to Sony or Microsoft.  The software products referred to in our disclosure noted above relate specifically to in-game purchases of virtual goods.

As disclosed in our footnotes, we recognize revenue on the sales of our software products upon the transfer of title and risk of loss to our customers and all of the other recognition criteria are met.  Accordingly, for all purchases of virtual goods, we recognize revenue over the expected life of the game (versus the expected player life or the expected life of the virtual good itself) as that is the level of data currently analyzed by management.  Below is a summary of the estimated lives of the games over which we recognize revenues from in-game purchases of virtual goods:

•	GTA Online – we use an estimated life for the game of 24 months from the game’s release which was based on a historical analysis of the previous iterations of the Grand Theft Auto franchise.
•
NBA 2K13 and NBA 2K14 – we use an estimated life for the games ranging between 14 to 18 months which represents the date through which the Company intends the online servers associated with the games to be available.

As revenue from in-game purchases of virtual goods becomes material we will provide additional disclosures in future filings related to our revenue recognition policy.
Note 10. Long-Term Debt, page 88
3.
With regard to the 1.75% convertible notes due 2016 and the 1% convertible notes due 2018, please tell us what consideration was given to disclosing the amounts by which the instruments’ if-converted values exceed the principal amounts. Refer to ASC 470-20-50-5(c).

Response:

We reviewed the requirements of ASC 470-20-50-5(c) and concluded that we did not explicitly address this disclosure requirement.  We disclosed all key terms for each of our convertible notes which included the principal amount of our notes, conversion rates, the conversion prices, the number of underlying shares and conversion conditions.  Accordingly, the reader could derive, from the disclosures provided, the amount by which the instrument’s “if converted value” exceeded its principal amount.

In future filings, for periods in which the if-converted value exceeds the principal amount we will explicitly include this amount in our disclosure.

Exhibits
4.
We note your disclosure that Sony, Microsoft, and Nintendo accounted for 91.4% of revenue by product platform and your disclosure in the risk factor beginning on page 16 that termination of any licensing agreements with Sony, Microsoft, or Nintendo could seriously hurt your business and prospects. While you have filed the agreements related to your relationships with Sony and Microsoft, you have not filed any of your agreements with Nintendo to which you may be substantially dependent. Please file such agreements, or provide us with your analysis of why you are not required to do so. We refer you to Item 601(b)(10) of Regulation S-K.

Response:

The Company only derived 0.2% of its total net revenue for the fiscal year end 2014 from the sale of products made for video game platforms manufactured by Nintendo.  As a result, we do not believe that the Company is substantially dependent on revenues derived from Nintendo, and therefore, we do not believe that it is necessary to file any agreements with Nintendo at this time pursuant to Item 601(b)(10) of Regulation S-K.  To the extent the Company’s relationship with Nintendo continues to be immaterial to its total net revenue, we will consider removing the reference to Nintendo in this disclosure in the Company’s future filings.

Exhibit 10.30
5.
Your exhibit index is marked to indicate that portions of exhibit 10.30 have been omitted pursuant to a grant of confidential treatment. It appears, however, that the order granting confidential treatment to this exhibit expired on December 31, 2011. Please advise.

Response:
The Company will file an updated confidentiality request for exhibit 10.30 as soon as possible to request continuation of the confidential treatment of this exhibit.
In addition, the Company acknowledges that:
- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*     *     *     *     *
Should you have any questions concerning this letter please call the undersigned at (646) 536-3003.

Very truly yours,
/s/ Lainie Goldstein
Lainie Goldstein
Chief Financial Officer
cc:	David Edgar
Luna Bloom
Strauss Zelnick (Take-Two Interactive Software, Inc.)
Dan Emerson, Esq. (Take-Two Interactive Software, Inc.)
Linda Zabriskie, Esq. (Take-Two Interactive Software, Inc.)
Adam M. Turteltaub, Esq. (Willkie Farr & Gallagher LLP)